Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 28
DATED APRIL 14, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 28 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013, Supplement No. 21 dated December 30, 2013, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 26, 2014, Supplement No. 24 dated February 27, 2014, Supplement No. 25 dated March 5, 2014, Supplement No. 26 dated March 26, 2014 and Supplement No. 27 dated March 28, 2014. Unless otherwise defined in this Supplement No. 28, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Recent Acquisitions,” which begins on page 56 of Supplement No. 11.

On April 8, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in thousands, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain- ing Lease Term in Years	Econo- mic Occu- pancy (3)	Phy- sical Occu- pancy
Mansfield Pointe Shopping Center --Mansfield, TX	4/8/14	148,529	$28,400	6.70%	$2,150	$14.98	7 years	96.7%	96.7%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2) Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

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Mansfield Pointe Shopping Center. On April 8, 2014, we, through IREIT Mansfield Pointe, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 148,529 square foot retail center known as Mansfield Pointe Shopping Center, located in Mansfield, Texas. The property is shadow anchored by a SuperTarget and a Home Depot that we did not acquire and will not own. We purchased this property from Mansfield SEQ 287 & Debbie Ltd., an unaffiliated third party, for approximately $28.4 million in cash, plus closing costs. The seller had entered into an agreement with Inland Real Estate Acquisitions, Inc. which it assigned to us at closing. We funded the purchase price at the closing with proceeds from our offering. We expect to pay our Business Manager an acquisition fee of approximately $426,000 based on the purchase price of approximately $28.4 million. We expect to fund the acquisition fee from offering proceeds. The capitalization rate for this property was approximately 6.70%.

Among the items we considered in determining whether to acquire the Mansfield Pointe Shopping Center included, but were not limited to, the following:

•	The property is shadow anchored by a SuperTarget, which includes a grocery component, and a Home Depot, which we did not acquire and will not own, but that we believe will generate traffic for our center.
•	The property is 96.7% occupied.
•	We believe the property is well situated in Mansfield, Texas. The property is situated almost equidistant from Dallas, Fort Worth and the Dallas-Fort Worth International Airport. Within a three mile radius of the property the current population is over 62,000, with an average household income of approximately $100,000 per year.
•	Mansfield Pointe Shopping Center is located on US Highway 287, a major thoroughfare in the area.

As of the date of this supplement, Mansfield Pointe Shopping Center was 96.7% occupied and leased to 13 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 7 years. There are three tenants occupying greater than 10% of the total gross leasable area of the property.

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Sports Authority, a national sporting goods store, leases 40,527 square feet, or approximately 27.3% of the total gross leasable area of the property, and pays annual base rent of approximately $547,000, or approximately 25.4% of total annual base rent of the property. Sports Authority’s lease expires in January 2019, and there are four five-year renewal options, which may be exercised at the option of Sports Authority as set forth in the lease. PetSmart, a national pet supply store, leases 27,446 square feet, or approximately 18.5% of the total gross leasable area of the property, and pays annual base rent of approximately $439,000, or approximately 20.4% of total annual base rent of the property. PetSmart’s lease expires in January 2024, and there are five five-year renewal options, which may be exercised at the option of PetSmart as set forth in the lease. Bed Bath and Beyond, a national home goods store, leases 23,400 square feet, or approximately 15.8% of the total gross leasable area of the property, and pays annual base rent of approximately $228,000, or approximately 10.6% of total annual base rent of the property. Bed Bath and Beyond’s lease expires in January 2024, and there are three five- year renewal options, which may be exercised at the option of Bed Bath and Beyond as set forth in the lease. The other tenants leasing at least 2,000 square feet are Party City Corporation, Half Price Books, Sleep Experts, Massage Envy, Aqua Tots, Debbie Lane Dental & Orthodontics, Legacy Salon Suites, Title Boxing and Paradise Nail Spa.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	0.0%
2015	1	1,923	48,075	2.2%
2016	-	-	-	0.0%
2017	1	4,350	78,300	3.6%
2018	1	4,040	103,020	4.9%
2019	4	47,047	766,825	37.6%
2020	1	8,320	95,680	7.5%
2021	1	12,030	177,443	15.1%
2022	1	2,281	45,620	4.6%
2023	1	8,725	154,433	16.2%

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The table below sets forth certain historical information with respect to the occupancy rate at the property for each of the last five years, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	96.7%	$13.43
2012	84.0%	$14.63
2011	79.5%	$14.60
2010	79.5%	$14.60
2009	64.5%	$14.88

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are five competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013 were approximately $614,000. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of approximately 2.88%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 10, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	11,221,729.423	110,972,966	9,894,499	101,078,467

Shares sold pursuant to our distribution reinvestment plan:	134,389.791	1,276,703	–	1,276,703

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	11,376,119.214	112,449,669	9,894,499	102,555,170
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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